EXHIBIT 99-2

PARNASSUS FUNDS
PARNASSUS INCOME FUNDS
RESOLUTIONS FROM REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period April 15, 2011 to April 15, 2012)

March 24, 2011

THE UNDERSIGNED, being all of the Trustees of both Parnassus Funds and Parnassus Income Funds (collectively, the “Funds”), hereby consent to the adoption of the following resolutions, to have the same force and effect as if duly adopted at a meeting of the Combined Boards of Trustees of the Funds held on this date pursuant to notice duly given:

WHEREAS, at the Regular Meeting of the Combined Boards of Trustees of the Funds held on March 24, 2011, decisions on the renewal of D&O/E&O insurance coverage and renewal of Fidelity Bond coverage were deferred pending receipt of a revised report from Lockton Insurance Brokers, LLC; and

WHEREAS, the broker’s report has been received and distributed to the Trustees together with the Memorandum of John V. Skidmore II dated March 30, 2011;

NOW, THEREFORE, BE IT RESOLVED, that the Officers are hereby authorized and directed to renew and increase the existing D&O/E&O insurance coverage, upon the terms described in the Report of Lockton Insurance Brokers,
LLC, with coverage in the amount of $7.5 million and a deductible in the amount of $100,000, of which $5 million shall be carried by CNA and $2.5 million shall be carried by Chubb Insurance Group; and

FURTHER RESOLVED, that the renewed policy shall include $2.5 million in additional independent director’s liability coverage to be carried by Scottsdale Insurance; and

FURTHER RESOLVED, that for the D&O/E&O Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

FURTHER RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Four Million Dollars ($4,000,000.00); and

FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

FURTHER RESOLVED, that the Funds shall renew their joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement; and

FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.